Exhibit 1

Form 6k – April 12, 2005

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Financial Statements

December 31, 2004 and 2003

INDEX

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to Financial Statements

5-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

We have audited the balance sheets of Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) as at December 31, 2004 and 2003 and the related statements of operations and deficit and cash flows for the three years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the three years ended December 31, 2004, 2003 and 2002 in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 13 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going-concern.  Our report to the shareholders dated February 11, 2005 is also expressed in accordance with Canadian reporting standards that do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

February 11, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern.  As discussed in note 2 to the financial statements, the Company has incurred significant operating losses to date and has periodically had a working capital deficiency.  These matters raise substantial doubt about the Company’s ability to continue as a going-concern.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

As discussed in notes 3(i) and 13(b)(iv) to the financial statements, the Company adopted FASB Interpretation 123R, Share Based Payment and, accordingly began expensing stock options granted to officers, directors and employees using the fair value method.  This change was accounted on a prospective basis for US GAAP.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

February 11, 2005

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Balance Sheets

December 31

(Canadian Dollars)

	2004	2003

Assets
Current
Cash and term deposits	$18,530	$73,673
Marketable securities (note 5)	222,611	528,200
Receivable from related parties (note 10)	257,729	0
Cash held on behalf of related party (note 10)	583,670	138,361

Deposit on Investment in Inter-Café Project (note 6)	0	25,000
Mineral Property (note 8)	31,932	0
Furniture and Equipment (note 7)	9,898	13,078

	$1,124,370	$778,312

Liabilities
Current
Accounts payable and accruals	$24,390	$39,673
Payable to related parties (note 10)	9,202	73,401
Cash held on behalf of related party	583,670	138,361

Shareholders’ Equity
Capital Stock (note 9)	22,662,838	22,459,414
Contributed Surplus	213,850	67,582
Deficit	(22,369,580)	(22,000,119)

	$1,124,370	$778,312

Commitments (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statements.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars)

	2004	2003	2002
		(note 3(i))
Revenues	$292,372	$100,951	$0

Expenses
Management fees	240,000	180,000	140,000
Salaries and benefits	153,354	88,961	7,323
Legal, accounting and audit	83,632	46,280	20,595
Commission fees	50,984	0	0
Office and miscellaneous	17,861	19,443	17,158
Regulatory and transfer fees	8,213	8,735	15,011
Finance, interest and foreign exchange	6,305	3,202	8,908
Rent	6,032	7,090	5,153
Shareholder communication	5,054	1,678	17,476
Telephone	2,885	2,404	3,635
Consulting and geological fees	2,212	0	0
Travel, meals and entertainment	190	2,357	7,807
Software development	0	0	200,000
Amortization	3,180	6,686	6,687
	579,902	366,836	449,753
Loss Before Other Items	(287,530)	(265,885)	(449,753)

Other Items
Interest income	1,002	1,425	356
Write-down of investment in Inter-Café
Project	(90,000)	0	0
Write-down of mineral property	0	(4)	0
Gain on sale of securities, net	7,067	104,295	0
Abandonment of subsidiary	0	55,872	0
	(81,931)	161,588	356
Net Loss for Year	(369,461)	(104,297)	(449,397)

Deficit, as previously reported	(21,935,997)	(21,895,822)	(21,446,025)
Adjustment for Change in Accounting
Policy (note 3(i))	(64,122)	0	0
Deficit, Beginning of Year	(22,000,119)	(21,895,822)	(21,446,025)

Deficit, End of Year	$(22,369,580)	$(22,000,119)	$(21,895,422)
Weighted Average Number of Common
Shares Outstanding	322,269	241,321	105,750

Basic Net Loss per Common Share	$ (1.15)	$ (0.17)	$(4.25)

See notes to financial statements.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2004	2003	2002

Operating Activities
Net loss	$(369,461)	$(104,297)	$(449,397)
Items not involving cash
Amortization	3,180	6,686	6,687
Stock-based compensation	146,268	67,582	0
Write-down of mineral properties	0	4	0
Write-down of marketable securities	582,658	0	0
Write-down of investment in Inter-Café
Project	90,000	0	0
Gain on sale of securities	(589,725)	(104,295)	0
Abandonment of subsidiary	0	(55,872)	0

Change in Non-Cash Working Capital (note 11)	(333,817)	16,406	(125,713)

Cash Used in Operating Activities	(470,897)	(173,786)	(568,423)

Financing Activities
Issue of shares, net of issue costs	200,000	735,000	322,000
Finder’s fee	0	(45,000)	0
Subscription shares	0	0	250,000

Cash Provided by Financing Activities	200,000	690,000	572,000

Investing Activities
Proceeds on sale of marketable securities	1,591,501	354,295	0
Purchase of interest in long-term
investment	(96,932)	(25,000)	0
Purchase of marketable securities	(1,278,815)	(778,200)	0

Cash Provided by (Used in) Investing Activities	215,754	(448,905)	0

Inflow (Outflow) of Cash	(55,143)	67,309	35,77
Cash and Term Deposits, Beginning of Year	73,673	6,364	2,787

Cash and Term Deposits, End of Year	$18,530	$73,673	$6,364

See notes to financial statements.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in the Province of British Columbia.  The principal business of the Company is the exploration and development of natural resource properties with interests in the Extra High Property located in British Columbia and Lithium mineral properties located in Ontario.

The Company also has an investment in software for online gaming and an investment in the securities of a publicly listed related company.  The Company’s revenues are derived from its investment in online gaming software.

The Company's common shares trade on the OTC Bulletin Board in the USA under the trading symbol “BRXVF”.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses to date and has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

Comparative operation’s figures for the years ended December 31, 2004 and 2003 include the operations of Bronx Ventures Inc. and its wholly-owned subsidiary Blue Rock Mining Inc. (“Blue Rock”), which was dissolved during 2003.  All amounts are stated in Canadian dollars.

All share and per share amounts included in the accompanying financial statements have been restated to give retroactive effect to the 35:1 reverse stock split described in note 15.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Mineral properties

The Company is engaged in the acquisition, exploration and development of mineral properties.  The mineral properties are recorded at cost.  The costs relating to a property abandoned are written off when the decision to abandon is made.

(d)

Software development

The Company expenses all research and development costs when incurred until the product reaches technological viability at which point all material research and development costs are capitalized.  During the year, there were no material research and development costs incurred and capitalized.

(e)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in net loss per share as the effect would be anti-dilutive.

(f)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset) at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(g)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Amortization

Property and equipment are recorded at cost.  The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment

-  20%

Computer equipment

-  30%

(i)

Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

(j)

Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common shares.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

(k)

Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games.  The Company recognizes these revenues as they are reported and received by Las Vegas.

(l)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities approximate quoted market values, as disclosed in note 5.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.

MARKETABLE SECURITIES

	2004	2003

Marketable securities (market - $382,893; 2003 - $850,500)	$222,611	$528,200

The Company owns 1,642,500 shares (2.35%) of the total outstanding Las Vegas shares as of December 31, 2004 (2003 – 4,000,000 shares, or 7.69%).  The market value is determined based on the stock price of Las Vegas at December 31, 2004.

6.

INVESTMENT IN INTER-CAFÉ PROJECT

During 2003, the Company deposited $25,000 on an investment in the “Inter-Café Project”, a business concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment.  The agreement with Interfranchise Inc. requires an additional investment of $65,000 to acquire a 10% interest in the Inter-Café Project.  During 2004, the Company invested the additional $65,000 and completed its acquisition of a 10% interest in the Inter-Café Project for a total investment amounting to $90,000.  During 2004, the Company wrote-off this investment since recovery on the investment became doubtful.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

7.

FURNITURE AND EQUIPMENT

	2004
		Accumulated
	Cost	Amortization	Net
Furniture and equipment	$126,494	$120,502	$5,992
Computer equipment	35,112	31,206	3,906

	$161,6060	$151,708	$9,898

	2003
		Accumulated
	Cost	Amortization	Net
Furniture and equipment	$126,494	$119,002	$7,492
Computer equipment	35,112	29,526	5,586

	$161,606	$148,528	$13,078

8.

MINERAL PROPERTY

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1½% net smelter returns royalty, by making staged cash payments totalling $150,000 (of which $15,000 was paid upon the execution of the Option Agreement) and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario.  During 2000, the Company wrote-off these mineral properties.

The $31,932 investment in mineral property consists of the $15,000 cost of the option agreement plus $16,932 of exploration expenditures incurred since acquisition.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common and preferred shares without par    value of which there are no preferred shares issued

(b)

Issued

	Number of
	Common
	Shares	Amount

Balance, December 31, 2002	208,202	$21,501,417
Private placement	72,143	735,000
Subscriptions received	0	250,000
Finder’s fee	0	(45,000)
Shares issued for settlement of debt	2,571	17,997

Balance, December 31, 2003	282,916	22,459,414
Private placement	57,143	200,000
Shares issued for settlement of debt	652	3,424

Balance, December 31, 2004	340,711	$22,662,838

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation (note 15).

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively.  Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act. (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7.00 per non-flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003.  The renounced expenses were subsequently reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused expenses may be renounced by the Company in the event that the Company incurs mineral exploration expenditures by December 31, 2005.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2004, the Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

During 2004, Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7.00 per common share, if exercised during the second year.  All common shares issued pursuant to this financing have a hold period expiring on November 21, 2004.  The warrants expire on July 20, 2006.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 32,143 common shares at a price of $14.00 per share for gross proceeds of $450,000.

During 2003, the Company entered into a Debt Settlement Agreement with a creditor.  A total of 2,571 common shares at a price of $7.00 per share have been issued in full satisfaction of the debt totalling $17,997, which was owed by the Company to the creditor.

During 2003, the Company entered into a non-brokered Private Placement Financing with an individual for 8,571 common shares at the price of $35 per share, for total proceeds of $300,000.  A finder’s fee of 10% was paid to an arm’s length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered Private Placement Financing with an individual for 7,143 common shares at the price of $21 per share, for total proceeds of $150,000.  A finder’s fee of 10% was paid to an arm’s length third party in respect to this non-brokered Private Placement Financing.

During the year ended December 31, 2002 there was a 5:1 share consolidation.  The number of shares has been adjusted to reflect these changes.

During 2002, the Company closed a non-brokered Private Placement Financing with certain Company directors and individuals for 184,000 units of the Company’s securities at the price of $1.75 per unit, for total proceeds of $322,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year (now expired) and at an exercise price of $7.00 per common share if exercised in 2004.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(c)

Warrants

At December 31, 2004, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2004	2003

March 10, 2005 or	$ 5.25
March 10, 2006	$ 7.00	28,571	0
June 17, 2003 or	$ 5.25
June 17, 2004	$ 7.00	0	77,143
July 20, 2005 or	$ 5.25
July 20, 2006	$ 7.00	28,571	0
August 30, 2003 or	$ 5.25
August 30, 2004	$ 7.00	0	49,714
September 20, 2003 or	$ 5.25
September 20, 2004	$ 7.00	0	57,143
December 31, 2004 or	$ 5.25
December 30, 2005	$ 7.00	24,286	24,286

Balance, end of year		81,428	208,286

(d)

Stock options

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The Company’s 2004 Stock Option Plan has replaced the Company’s former 2002 and 2003 Stock Option Plans.

During 2004, an aggregate of 27,748 stock options were granted to directors, officers, employees and consultants at an exercise price of US $5.25 per common share.  No stock options were exercised or cancelled; however, 20,147 stock options expired during the year.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2004, 2003 and 2002.  During 2003, the exercise price of 9,886 stock options was amended to US $5.25.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2001	692	Cdn $ 78.75
Options expired	(110)	Cdn $ 78.75
Options cancelled	(76)	Cdn $ 78.75

Balance, December 31, 2002	506	Cdn $ 78.75
Options granted	19,886	US $ 5.25
Options granted	10,000	US $ 78.75
Options expired	(10,000)	US $ 78.75
Options cancelled	(23)	Cdn $ 78.75

Balance, December 31, 2003	20,369	US $ 5.25 to Cdn $ 78.75
Options granted	27,748	US $ 5.25
Options expired	(20,147)	US $ 5.25 to Cdn $ 78.75

Balance, December 31, 2004	27,970	US $ 5.25 to Cdn $ 78.75

As at December 31, 2004 and 2003, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2004	2003

March 21, 2004 (amended price) (expired)	US $ 5.25	0	9,886
April 9, 2004 (expired)	Cdn $ 78.75	0	47
May 26, 2004 (expired)	Cdn $ 78.75	0	121
September 23, 2004 (expired)	US $ 5.25	0	10,000
October 5, 2004 (expired)	Cdn $ 78.75	0	93
February 3, 2005	Cdn $ 78.75	222	222
April 21, 2005	US $ 5.25	27,748	0

Total stock options outstanding	US $ 5.25 to Cdn $ 78.75	27,970	20,369

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for its stock options granted to employees and, accordingly, compensation expense of $131,200 (2003 - $3,460; 2002 - $0) was recognized as salaries expense, and $15,068 was recognized as consulting expense in 2004.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2004	2003

Expected life (years)	1	1
Interest rate	3.00%	3.00%
Volatility	239.39%	183.67%
Dividend yield	0.00%	0.00%

10.

RELATED PARTY TRANSACTIONS

	2004	2003

Receivable from related parties
Loan receivable from Las Vegas, interest at prime plus 1% per annum and due on demand	$16,418	$0
Gaming revenue receivable from Las Vegas (note 3(k))	195,905	0
Shareholder loans, interest at prime plus 1% per annum and due on demand	45,406	0

	$257,729	$0

Payable to related parties
Loan payable to Las Vegas, interest at prime plus 1% per annum and payable on demand	$0	$(2,471)
Loan payable to Kalpakian Bros. of B.C. Ltd., interest at prime plus 1% per annum and payable on demand	0	(70,930)
Geological services payable to a company owned by a director	(9,202)	0

	$(9,202)	$(73,401)

Cash held on behalf of Las Vegas of $583,670 (2003 - $138,361) is without interest and payable on demand.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(a)

Geological services of $13,468 (2003 - $0; 2002 - $60) were provided by a company owned by a director.

(b)

Management fees of $240,000 (2003 - $180,000; 2002 - $140,000) were paid to a company related by common management and directors.

(c)

The Company shares office space with Las Vegas, a company related by common management, directors and officers.

(d)

The Company entered into two private placement agreements to acquire a total of 4,000,000 common shares of Las Vegas at $0.30 and $0.32 per common share for a total investment of $1,225,000.

(e)

Interest was charged for funds loaned to the Company by Las Vegas in the amount of $513 (2002 - $1,740; 2001 - $4,734).

(f)

Interest revenue was earned for funds loaned to Las Vegas by the Company in the amount of $378 (2003 - $1,387; 2001 - $303).

Paid to the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses $185,450 (2003 - $155,796; 2002 - $142,351); and

(ii)

other expenses $14,139 (2003 - $29,629; 2002 - $31,819).

Paid to Las Vegas

Las Vegas charged the Company for its share of:

(i)

rent $6,032 (2003 - $7,090; 2002 - $5,153).

11.

CHANGE IN NON-CASH WORKING CAPITAL

	2004	2003	2002

Receivable from related parties	$(257,729)	$26,821	$(26,821)
Payables and accruals	(11,859)	(50,771)	42,470
Payable to related parties	(64,229)	40,356	(141,362)
	$(333,817)	$16,406	$(125,713)

Supplementary information
Shares issued for settlement of debt	$3,424	$17,997	$0
Interest paid	$4,384	$4,164	$6,491

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

12.

INCOME TAXES

	2004	2003

Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$2,696,000	$3,237,000
Excess of undepreciated capital cost over net book value of fixed assets	640,000	637,000
Excess of unused exploration expenditures for Canadian purposes over accounting value of resource properties
Unused earned depletion base	19,000	19,000
Unused cumulative Canadian exploration expenses	2,380,000	2,380,000
Unused cumulative Canadian development expenses	108,000	108,000
Unused cumulative foreign development expenses	217,000	217,000

	$6,060,000	$6,598,000

Tax rate - 38.00%	$2,302,800	$2,507,240
Less: Valuation allowance	(2,302,800)	(2,507,240)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and, consequently, have not been recorded in these financial statements.

The Company has available approximate non-capital losses, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2005	$640,000
2006	725,000
2007	452,000
2008	319,000
2009	440,000
2010	105,000
2014	15,000

$2,696,000

The benefit of these losses has not been recorded in these financial statements.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

Recent US accounting pronouncements

(i)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and, therefore, the adoption did not have any impact on the Company’s financial position, results of operations or cash flows.

(ii)

On April 30, 2003, the FASB issued Statement No. 146, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The adoption of Statement 149 did not have any effect on its financial position, results of operations or cash flows.

(iii)

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances).  These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.  SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.  The Company’s adoption of SFAS No. 150 did not have any effect on its financial position, results of operations or cash flows.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a)        Recent US accounting pronouncements (Continued)

(iv)

FAS 151, Inventory Costs.  This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(v)

FAS 152, Accounting for Real Estate Time-Sharing Transactions.  This statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Restatement of previously issued financial statements is not permitted.  There is no impact on the Company’s financial statements.

(vi)

FAS 153, Exchanges of Non-Monetary Assets.  The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(vii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(viii)

In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.  This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.  This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method.  This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

(i)

Exploration costs are expensed as incurred.  As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

(ii)

The value of marketable securities is recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities are recorded as a separate item in the shareholders’ equity section as other comprehensive income.  For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

(iii)

Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities (note 13(b)(ii)).

(iv)

Under Canadian GAAP, the Company did not need the criteria to adopt the fair value prospectively and, therefore, had to adopt the change retroactively (note 3(i)).  Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively.  The Company adopted the change for US GAAP, prospectively.

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

(Continued)

	2004	2003	2002

Net loss per Canadian GAAP	$ (369,461)	(104,297)	$ (449,397)
Write-off on mineral property for US GAAP	(31,932)	0	0
Adopt fair value for stock-based compensation
prospectively under US GAAP	0	64,122	0

Net loss per US GAAP	(401,393)	(40,175)	(449,397)
Unrealized gain on marketable
securities	157,582	332,300	0

Comprehensive loss for US GAAP	$(243,811)	$(292,125)	$(449,397)

	2004	2003	2002

Effect on total assets
Total assets under Canadian GAAP	$ 1,124,370	$ 778,312	$ 52,953
Available-for-sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes (note 3(g))	157,582	322,300	0
Write-off on mineral property under US GAAP	(31,932)	0	0

Total assets under US GAAP	$1,250,020	$1,100,612	$52,953

	2004	2003	2002

Effect on shareholders’ equity
Shareholders’ equity (deficit) under Canadian GAAP	$ 507,108	$ 526,877	$ (144,405)
Comprehensive income on available-for-sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	157,582	322,300	0
Write-off of mineral property under US GAAP	(31,932)	0	0

Shareholders’ equity (deficit) under US GAAP	$632,758	$849,177	$(144,405)

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

(Canadian Dollars)

14.

COMMITMENTS

(a)

The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

(b)

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company which is owned by two directors.  The remuneration for the services provided is $20,000 plus GST per month.  The agreement expires in October 2005 and is renewable.

15.

SUBSEQUENT EVENTS

(a)

As of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

(b)

As of January 7, 2005, the Company has acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of Cdn $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units, which have a hold period expiring on May 8, 2005, have been issued to the Company.  The Company may either increase or decrease its investment in Las Vegas in the future.